May 4, 2023

Via EDGAR Submission

Securities and Exchange Commission
Division of Corporate Finance

Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Bradley Ecker

Jennifer Angelini

Re:	Moolec Science SA

Registration Statement on Form F-1
Filed on January 27, 2023

Post-Effective Amendment No. 1 to Form F-1

Filed on March 31, 2023

Post-Effective Amendment No. 2 to Form F-1

Filed on April 21, 2023

File No. 333-269439

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form F-1 (File No. 333-269439) filed by Moolec Science SA (the “Company”) with the U.S. Securities and Exchange Commission on January 27, 2023, as amended on March 31, 2023 and April 21, 2023 (the “Registration Statement”).

The Company hereby requests the Registration Statement to be made effective at 4:00 pm, Eastern Time, on May 8, 2023, or as soon as possible thereafter, in accordance with Rule 461 under the Securities Act of 1933, as amended.

Once the Registration Statement is effective, please confirm effectiveness with our counsel, Linklaters LLP, by calling Matthew Poulter at (212) 903-9306.

Very truly yours,

Moolec Science SA

By:	/s/ Gastón Paladini
Name:	Gastón Paladini
Title:	Chief Executive Officer

cc: Matthew S. Poulter and Pierre-Emmanuel Perais, Linklaters LLP